BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: Schedules B & C

ISSUER DETAILS:
Name of Issuer	IMAGIS TECHNOLOGIES INC.
For Quarter Ended	June 30, 2001
Date of Report	August 9, 2001
Issuer Address	1300 - 1075 West Georgia Street Vancouver, British Columbia V6E 3C9
Issuer Fax Number	(604) 684-4601
Issuer Telephone Number	(604) 684-4691
Contact Name	Sandra Buschau
Contact Position	Secretary
Contact Telephone Number	(604) 684-4691
Contact Email Address	sbuschau@ipm.bc.ca
Web Site Address	www.imagistechnologies.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Iain Drummond Name of Director	"Iain Drummond" Sign (typed)	01/08/09 Date Signed (YY/MM/DD)

Rory Godinho Name of Director	"Rory Godinho" Sign (typed)	01/08/09 Date Signed (YY/MM/DD)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.     Analysis of expenses:

a)     Cost of materials
Services	39,689
Supplies	29,778
Total	$ 69,467

b)     Administration expenses
Bank charges and interest, net	2,432
Consulting fees	27,650
Foreign exchange	2,322
Office and rent	198,186
Management fees	27,300
Salaries and benefits	82,120
Professional fees	55,212
Shareholder relations and regulatory filings	14,937
Travel and entertainment	118,279
Total	$ 528,438

2.     Related party transactions:
Wages and benefits for two officers	160,391
Management fees for one director and two officers	39,300
Total	$ 199,691

3.     Summary of securities issued and options granted during the period ended June 30, 2001

a)     Summary of securities issued during the period:
Date of Issue	Type of Security	Type of Issue	Number or Amount	Price	Total Proceeds
04/26/01	Common	Private placement	973,000	$1.00	973,000
05/07/01	Common	Private placement	418,000	$1.00	418,000

b)     Options/warrants granted during the period:
Date of Grant	Type of Issue	Number	Name	Exercise Price	Expiry Date
05/14/01	Option	100,000	Iqbal Akram	$1.50	05/13/06
05/14/01	Option	5,000	Carrie Cesarone	$1.50	05/13/06
05/14/01	Option	100,000	Rory Godinho	$1.50	05/13/06
05/14/01	Option	100,000	Altaf Nazerali	$1.50	05/13/06
05/14/01	Option	100,000	Shafiq Walji	$1.50	05/13/06
05/14/01	Option	25,000	Nick Vermeulen	$1.50	05/13/06
05/14/01	Option	20,000	Dave Lutes	$1.50	05/13/06
05/14/01	Option	10,000	James Smith	$1.50	05/13/06
05/14/01	Option	10,000	Kevin Rintoul	$1.50	05/13/06
05/14/01	Option	10,000	John Stauft	$1.50	05/13/06
05/14/01	Option	10,000	Tami Renton	$1.50	05/13/06
04/26/01	Warrant	97,500	IPM	$1.10	04/25/03

04/26/01	Warrant	99,000	Max Fugman	$1.10	04/25/03
04/26/01	Warrant	49,500	Ladymeade Finance	$1.10	04/25/03
04/26/01	Warrant	30,000	Nadir Walji	$1.10	04/25/03
04/26/01	Warrant	59,700	Canaccord Capital	$1.10	04/25/03
04/26/01	Warrant	10,000	Haywood Securities	$1.10	04/25/03
04/26/01	Warrant	500,000	414826 B.C. Limited	$1.10	04/25/03
04/26/01	Warrant	97,000	Chriscar Investments	$1.10	04/25/03
04/26/01	Warrant	100,000	Dawn M. Peck	$1.10	04/25/03
05/07/01	Warrant	100,000	414826 B.C. Limited	$1.10	05/06/03
05/07/01	Warrant	115,000	Bank Sal. Oppenheim	$1.10	05/06/03
05/07/01	Warrant	203,000	Valor Invest Limited	$1.10	05/06/03
05/07/01	Warrant	30,300	Canaccord Capital	$1.10	05/06/03

4.     Summary of securities as at June 30, 2001

a)     Authorized share capital: 100,000,000 common shares without par value

b)     Number and recorded value for shares issued and outstanding:

Issued and outstanding Balance, June 30, 2001	No. of shares 14,463,298	Amount $7,728,713

c)     Description of options, warrants and convertible securities outstanding:

Options
Number of common shares issuable	Exercise Price	Date of Expiry

230,000	$0.30	July 6, 2003
636,498	$1.00	Various to January 19, 2005
1,040,000	$1.50 to $2.90	Various to May 13, 2006
1,906,498

Warrants
Number of common shares issuable	Exercise Price	Date of Expiry

266,666	$1.25	February 23, 2002
133,334	$1.25	February 23, 2003
50,000	$4.00	June 16, 2002
1,491,000	$1.10	Various to May 6, 2003
1,941,000

Convertible Securities

Nil

d)     Total Number of Shares in Escrow

270,670 shares are being held in escrow. These shares will be released on February 23, 2002.

5.     List of directors and officers as of August 9, 2001:

Oliver "Buck" Revell - Chairman and a Director
Iain Drummond - President, Chief Executive Officer and a Director
Ross Wilmot - Vice President, Finance and Chief Financial Officer
Sandra Buschau - Secretary
Altaf Nazerali - Director
Robert Gordon - Director
Rory Godinho - Director
Frederick Clarke - Director
Andy Amanovich - Chief Technology Officer

SCHEDULE C: MANAGEMENT DISCUSSION

DESCRIPTION OF BUSINESS

Statements in this Report, including those concerning Imagis Technologies Inc.'s (the "Company" or "Imagis") expectations of future sales, gross profits, sales and marketing expenses, technical services expenses, technology development expenses, administration expenses, product introductions and cash requirements include certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. As such, the Company's actual results may vary materially from expectations as a result of certain factors including, but not limited to, variations in the level of orders which can be affected by general economic conditions and in the markets served by the Company's customers, international economic and political climates, difficulties or delays in the functionality or performance of the Company's products, the Company's timing of future product releases, the Company's failure to respond adequately to either changes in technology or customer preferences, changes in pricing or that of the Company's competitors, the Company's ability to manage growth, risk of nonpayment of accounts receivable, and changes in budgeted costs.

In some cases, you can identify forward-looking statements by the Company's use of words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

Although the Company believes the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither it nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. The Company is under no duty to update any of our forward-looking statements after the date of this filing. You should not place undue reliance on forward-looking statements.

In February 1999, the Company completed the acquisition of Imagis Cascade, and in the second quarter of the year ended December 31, 1999, the Company completed a financing that raised approximately $2.9 million before offering costs. The acquisition was accounted for as a reverse take-over whereby the Company acquired, in this case Imagis Cascade, is deemed the parent for reporting purposes and the acquirer, in this case Imagis Technologies Inc., is considered the target or acquired entity. This treatment conforms with generally accepted accounting principles in Canada, which are essentially identical to those applicable in the United States for such transactions.

Unless otherwise indicated in this Report, all references herein are to Canadian Dollars.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

TO MARCH 31, 2001

Comparison of Results of Operations for the three months ended March 31, 2001 and March 31, 2000:

Revenues:

The Company's revenues for the quarter ended March 31, 2001 were $353,836, compared to $195,135 for the quarter ended March 31, 2000, which represents an increase of approximately 81%. Sales of the Company's software increased approximately 108% to $193,045 for the quarter ended March 31, 2001, compared to $92,742 for the quarter ended March 31, 2000. Support and service revenues increased approximately 57% to $160,791 for the quarter ended March 31, 2001, compared to $102,393 for the quarter ended March 31, 2000.

Operating Costs:

The Company's operating costs increased for the quarter ended March 31, 2001 to $1,001,724, compared to $821,044 for the quarter ended March 31, 2000, which represents an increase of approximately 22%. Operating costs include cost of materials and services, sales and marketing, technical services, technology development, administration, amortization and interest.

Cost of Materials and Services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the quarter ended March 31, 2001 were $33,848, compared to $27,025 for the quarter ended March 31, 2000, which represents an increase of approximately 25%. This increase reflects costs associated with the higher support revenues earned to date.

Sales and Marketing:

The Company's sales and marketing costs for the quarter ended March 31, 2001 were $260,422, compared to $223,894 for the quarter ended March 31, 2000, which represents an increase of approximately 16%. This increase is attributable to higher salary costs reflecting additions to staff over the prior year. Travel and trade show costs also rose slightly due to the increase in staff over the prior year level.

Technical Services:

The Company's technology services costs for the quarter ended March 31, 2001 were $175,018, compared to $149,948 for the quarter ended March 31, 2000, which represents an increase of 17%. This increase reflects staff additions to the technical services group. The technical services group assists the Company's strategic partners in the installation of its products and also provides clients with all technical support they may require under the Company's annual support contracts, and includes costs for salaries, facilities and travel.

Technology Development:

The Company's technology development costs for the quarter ended March 31, 2001 were $273,643, compared to $175,218 for the quarter ended March 31, 2000, which represents an increase of 56%. This increase over the prior period reflects several additions to staff that were necessary, primarily to continue the development of ID-2000. Recently, the Company completed the conversion of its core technology into a software development kit (SDK) format which permits a far broader range of applications of this facial recognition software. Staff salaries accounted for approximately 73% of the total costs of this function with the remainder attributable to support facilities.

Administration:

The Company's administration costs for the quarter ended March 31, 2001 were $221,985, compared to $222,755 for the quarter ended March 31, 2000. Administrative costs include staff salaries, professional fees, facility and support costs, shareholder and regulatory costs. Costs in each category were generally consistent with the prior year period, except for professional fees and travel costs which were higher in 2001. These increases, however, were more than offset by a foreign exchange gain of $34,993 realized in the quarter.

Amortization:

The Company's amortization costs for the quarter ended March 31, 2001 were $4,776, compared to $22,204 for the quarter ended March 31, 2000. The decline in amortization costs reflects the Company's decision, following the acquisition of Imagis Cascade, to initiate a lease-financing program for all purchases of new equipment and, as a consequence, the Company's existing fixed assets are almost fully depreciated at this time.

Interest:

The Company's interest costs for the quarter ended March 31, 2001 were $32,032, compared to no such costs for the quarter ended March 31, 2000. The interest costs are related to the debt portion of the convertible loan.

Net Loss for the Period:

The Company's net loss for the quarter ended March 31, 2001 was $647,888, or $0.05 per share, compared to $625,909, or $0.06 per share, for the quarter ended March 31, 2000, which represents a decrease of approximately 4%.

Liquidity and Capital Resources:

At year-end, the Company's cash position was $59,497, however, the Company announced its intention to arrange for additional financing for working capital purposes. Due to market weakening in the first quarter of 2001, the Company was delayed in completing the announced private placement of approximately $1.4 million and only completed the first closing of 973,000 shares, which yielded gross proceeds to the Company of $973,000 on April 26, 2001. In the interim, the Company arranged for a line of credit of up to $200,000 from related parties and received $95,000 from this line. As compensation for the advancement of the funds from related parties under this credit arrangement, the Company issued 20,000 common shares valued at the then current market price of $1.45 per share, or $29,000. This was a non-cash cost to the Company. In addition, during the quarter, the Company received other advances of $176,004 from related parties outside of this credit arrangement, an advance on the intended private placement of $48,500 and proceeds from the exercise of 6,333 options and 80,000 warrants which yielded $70,333. Consequently, cash inflows from financing activities aggregated $388,167 for the first quarter of 2001.

Due to the Company's operating loss in the quarter, it experienced a net reduction in its available cash of $647,888. This was significantly offset, however, by a substantial reduction in the Company's outstanding receivables of $312,254 and the receipt of additional prepayments of annual support contract fees providing $57,306. The net impact on cash from operations as a result of these adjustments and the reduction in the Company's current liabilities of $173,824 was a reduction in cash of $415,344.

In summary, while the Company added cash through various means totaling $388,167, as a result of the first quarter operating loss which reduced its available cash after adjustments by $415,344, the Company closed the quarter with a net reduction in its cash amounting to $28,813 and had cash on hand of $30,684 at the end of the quarter.

As noted above, the Company completed a private placement of 973,000 units following the quarter end. Each unit was priced at $1.00 and consisted of one (1) common share and one (1) share purchase warrant to purchase an additional common share at an exercise price of $1.10 for a period of one (1) year from the closing date.

Presently, the Company is slightly ahead of planned revenues, while its costs are on budget. The Company expects its operating costs to remain essentially constant throughout the remainder of the year. Based upon management's projections at this time, the Company believes that it will be able to sustain its operations over the near term and, the Company completes the second and final closing with net proceeds of approximately $400,000, management believes that no further financing will be necessary for the remainder of the year to meet its internal targets for staffing and operations.

There is no assurance that the Company will be able to secure financing or that such financing will be obtained on terms favorable to the Company. Failure to obtain adequate financing could result in significant delays in development of new products and a substantial curtailment of operations.

TO JUNE 30, 2001

Comparison of Results of Operations for the three months ended June 30, 2001 and 2000:

Revenues:

The Company's revenues for the quarter ended June 30, 2001 were $743,625, compared to $258,646 for the quarter ended June 30, 2000, which represents an increase of approximately 188%. Sales of the Company's software increased approximately 288% to $656,047 for the quarter ended June 30, 2001, compared to $169,021 for the quarter ended June 30, 2000. Support and services were $87,578 and were virtually unchanged for the quarter ended June 30, 2001 when compared to $89,625 for the quarter ended June 30, 2001, even though 2001 revenues from support contracts actually rose by approximately $20,000 as a result of the overall increased number of installations. This gain, however, was offset by lower revenues from other sources.

Operating Costs:

The Company's operating costs decreased for the quarter ended June 30, 2001 to $1,023,511, compared to $1,087,811 for the quarter ended June 30, 2000, which represents an decrease of approximately 6%. Operating costs include cost of materials and services, sales and marketing, technical services, technology development, administration, amortization and interest.

Cost of materials and services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the quarter ended June 30, 2001 were $35,619, compared to $27,574 for the quarter ended June 30, 2000, which represents an increase of approximately 29%.

Sales and marketing:

The Company's sales and marketing costs for the quarter ended June 30, 2001 were $195,013, compared to $386,295 for the quarter ended June 30, 2000, which represents an decrease of approximately 50%. This decrease resulted primarily from lower travel, tradeshow exhibit and marketing material costs.

Technical services:

The Company's technical services costs for the quarter ended June 30, 2001 were $217,413, compared to $152,507 for the quarter ended June 30, 2000, which represents an increase of approximately 43%. The technical services group oversees and assists the Company's strategic partners with the installation of Imagis' products and also provides users any technical support they may require under annual support contracts. Costs include salaries, facilities and travel. The increase during the current period reflects the travel costs incurred in support of the installation of the Company's Alameda County sale.

Technology Development:

The Company's technology development costs for the quarter ended June 30, 2001 were $255,879, compared to $208,936 for the quarter ended June 30, 2000, which represents an increase of approximately 22%. This increase over the prior period reflects costs associated with several additions to staff over the prior period and higher infrastructure costs incurred for additional space and equipment for such new staff. During the year, the Company completed the conversion of its core technology into a software development kit (SDK) format that permits a far broader range of applications of this facial recognition software.

Administration:

The Company's administration costs for the quarter ended June 30, 2001 were $306,453, compared to $299,814 for the quarter ended June 30, 2000. Administrative costs include staff salaries, professional fees, facility and support costs, and shareholder and regulatory costs. Costs for travel were higher in the 2001 quarter, however, the increase was offset by lower consulting costs. All other costs were essentially in line with the prior year period.

Amortization:

The Company's amortization costs for the quarter ended June 30, 2001 were $3,534, compared to $12,685 for the quarter ended June 30, 2000. This decrease in amortization expenses reflects a strategy, following the acquisition of Imagis-Cascade, to lease all new equipment. The Company's existing fixed assets are almost fully depreciated at this time.

Interest:

The Company's interest costs for the quarter ended June 30, 2001 were $9,600, compared to no such costs for the quarter ended June 30, 2000. The interest costs are related to the debt portion of the convertible loan.

Net Loss for the Period:

The Company's net loss for the quarter ended June 30, 2001 was $279,886, or $0.02 per share, compared to $829,165, or $0.07 per share, for the quarter ended June 30, 2000.

Comparison of Results of Operations for the six-month periods ended June 30, 2001 and 2000:

Revenues:

The Company's revenues for the six-month period ended June 30, 2001 were $1,097,461, compared to $453,781 for the six-month period ended June 30, 2000, which represents an increase of approximately 142%. Sales of the Company's software increased approximately 224% to $849,092 for the six-month period ended June 30, 2001, compared to $261,763 for the six-month period ended June 30, 2000. Support and services increased approximately 29% to $248,369 for the six-month period ended June 30, 2001, compared to $192,018 for the six-month period ended June 30, 2001.

Operating Costs:

The Company's operating costs increased for the six-month period ended June 30, 2001 to $2,025,235, compared to $1,908,855 for the six-month period ended June 30, 2000, which represents an increase of approximately 6%.

Cost of materials and services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the six-month period ended June 30, 2001 were $69,467, compared to $54,599 for the six-month period ended June 30, 2000. These costs are incurred primarily for outside services in conjunction with the support provided to users. During the six-month period ended June 30, 2000, costs included $35,750 for equipment purchases made on behalf of, and resold to customers in conjunction with, installations. The Company discontinued such purchases in 2000 and now relies on its business partners to provide any requisite equipment required by customers.

Sales and marketing:

The Company's sales and marketing costs for the six-month period ended June 30, 2001 were $455,435, compared to $610,189 for the six-month period ended June 30, 2000, which represents an decrease of approximately 25%. This decrease resulted primarily from lower travel, tradeshow exhibit and marketing material costs.

Technical services:

The Company's technical services costs for the six-month period ended June 30, 2001 were $392,431, compared to $302,455 for the six-month period ended June 30, 2000, which represents an increase of approximately 30%. The higher costs during the current period reflect the travel costs incurred in support of the installation of the Company's Alameda County sale.

Technology Development:

The Company's technology development costs for the six-month period ended June 30, 2001 were $529,522, compared to $384,154 for the six-month period ended June 30, 2000, which represents an increase of approximately 38%. This increase in the current year reflects costs for several additions to staff and higher infrastructure costs incurred for additional space and equipment.

Administration:

The Company's administration costs for the six-month period ended June 30, 2001 were $528,438, compared to $522,569 for the six-month period ended June 30, 2000. Costs for travel were significantly higher in the 2001, however, the increase was offset by lower consulting costs and professional fees. All other costs were essentially in line with the prior year period.

Amortization:

The Company's amortization costs for the six-month period ended June 30, 2001 were $8,310, compared to $34,889 for the six-month period ended June 30, 2000. This decrease reflects the Company's use of operating leases for all its equipment needs. The Company's existing fixed assets are almost fully depreciated at this time.

Interest:

The Company's interest costs for the six-month period ended June 30, 2001 were $41,632, compared to no such costs for the six-month period ended June 30, 2000.

Net Loss for the Period:

The Company's net loss for the six-month period ended June 30, 2001 was $927,774, or $0.07 per share, compared to $1,455,074, or $0.13 per share, for the six-month period ended June 30, 2000.

SUBSEQUENT EVENTS

There have been no significant subsequent events.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The financings completed during the three-month period provided the Company with gross proceeds of $1,391,000. The proceeds were intended for general working capital purposes and were, in part, utilized in the repayment of $646,287 in related party loans that were advanced pending the closing of the financing. In addition, funds were directed toward operations for technology development, the improvement of the Company's existing products and the completion of the conversion of the Company's core technology into a software development kit. As well, funds were allocated to the reduction of the Company's accounts payable balance in an effort to keep short-term debts current.

LIQUIDITY AND SOLVENCY

The Company's financial statements are prepared assuming it will continue as a going concern. The Company has suffered losses from operations and it has no established source of significant revenue. Accordingly, the Company's auditors have qualified their report on our consolidated financial statements as at December 31, 2000 and 1999 and for the period ended December 31, 2000 because of substantial doubts as to our ability to continue as a going concern.

The Company's cash position at the beginning of the year was $59,497. Due to a general weakening in financial markets in the first quarter of this fiscal year, the completion of the Company's planned private placement was delayed. In the interim, the Company arranged for a line of credit of up to $200,000 from related parties and received $145,000 from this line during the first quarter. As compensation for advancing funds by related parties under this credit arrangement, the Company issued 20,000 common shares at the then current market price for an aggregate value of $29,000. This amount represents a non-cash cost to the Company. In addition, during the first quarter, the Company received other advances which include: (i) $31,004 from related parties outside of this credit arrangement, (ii) an advance on the intended private placement of $48,500 and (iii) proceeds from the exercise of 6,333 options and 17,500 warrants which yielded an aggregate of $20,333 in gross proceeds to the Company.

During the second quarter, the Company was successful in completing its private placement with net proceeds to the Company of $1,300,752, after subtracting the funds already advanced to the Company. The Company sold 1,391,000 units at a price per unit of $1.00, with each unit consisting of one (1) common shares of the Company and one (1) non-transferable share purchase warrant of the Company exercisable at a price per share of $1.10 for a period of one (1) year from the closing date (a "Unit").

From these funds, the Company made partial payments totaling $646,287 on various loans from related parties. Consequently, net cash inflows from financing activities in the second quarter and for the first half of this fiscal year aggregated $505,409 and $893,576, respectively.

In regard to operations, while the Company's operating loss for the first half was $927,774, its impact on cash resources was significantly reduced by adjustments for non-cash working capital items, primarily an increase in accounts receivable of $635,518, such that the net reduction in cash for the first half of this fiscal year was $377,927.

In summary, the Company has successfully increased revenues and continues to maintain its functional costs at budgeted levels in accordance with its plans for growth, while also reducing the level of its operating losses from prior periods. The operating loss for the first six months after adjustments as noted above caused a net draw down of Imagis' cash resources of $377,927. As a result of the cash contribution from the financing closed in the second quarter, however, subtracting the adjusted operating loss and loan repayments made following the financing, the Company's overall cash balance has grown from $59,497 at the beginning of this fiscal year to $573,510 at June 30, 2001.

Based on our projections at this time, management believes that the Company will require approximately $400,000 in additional financing for Company to fund its capital requirements for the balance of 2001.

There is no assurance that the Company will be able to secure financing or that such financing will be obtained on terms favorable to the Company. Failure to obtain adequate financing could result in significant delays in development of new products and a substantial curtailment of operations.